Filed pursuant to Rule 424(b)(3)
 File No. 333-230623
File No. 333-223943
File No. 333-241569

TEUCRIUM WHEAT FUND
TEUCRIUM AGRICULTURAL FUND

Supplement dated October 2, 2020
to
Prospectuses dated May 1, 2020

TEUCRIUM SOYBEAN FUND

Supplement dated October 2, 2020
to
Prospectus dated August 24, 2020

This supplement updates the prospectuses of the Teucrium Wheat Fund and the Teucrium Agricultural Fund, each dated May 1, 2020, and the prospectus of the Teucrium Soybean Fund dated August 24, 2020 (each, a “Fund,” and together, the “Funds”), with the following information. It should be read in its entirety and kept together with your prospectus for future reference. Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the applicable prospectus.

1.
The Teucrium Wheat Fund and Teucrium Soybean Fund have added the following paragraphs under the heading “Operation of the Fund” in the section of each Fund’s prospectus entitled “Prospectus Summary” and under the heading “The Fund in General” in the section of each Fund’s prospectus entitled “The Offering”:

Consistent with applicable provisions of the Trust Agreement and Delaware law, the Fund has broad authority to make changes to the Fund’s operations. Consistent with this authority, the Fund, in its sole discretion and without shareholder approval or advance notice, may change its investment objective, Benchmark, or investment strategies. The Fund has no current intention to make any such change, and any change is subject to applicable regulatory requirements, including, but not limited to, any requirement to amend applicable listing rules of the NYSE.

The reasons for and circumstances that may trigger any such changes may vary widely and cannot be predicted. However, by way of example, the Fund may change the term structure or underlying components of the Benchmark in furtherance of the Fund’s investment objective of tracking the price of the specified commodities for future delivery if, due to market conditions, a potential or actual imposition of position limits by the CFTC or futures exchange rules, or the imposition of risk mitigation measures by a futures commission merchant restricts the ability of the Fund to invest in the current Benchmark Component Futures Contracts. The Fund would file a current report on Form 8-K and a prospectus supplement to describe any such change and the effective date of the change. Shareholders may modify their holdings of the Fund’s shares in response to any change by purchasing or selling Fund shares through their broker-dealer.

2.
The Teucrium Wheat Fund and Teucrium Soybean Fund have added the following risk factor under the heading “The Fund’s Operating Risks” in the section of each Fund’s prospectus entitled “What Are the Risk Factors Involved with an Investment in the Fund?”: :

The Fund may change its investment objective, Benchmark, or investment strategies at any time without shareholder approval or advance notice.

Consistent with its authority under the Trust Agreement and Delaware law, the Fund, in its sole discretion and without shareholder approval or advance notice, may change the Fund’s investment objective, Benchmark or investment strategies, subject to applicable regulatory requirements, including, but not limited to, any requirement to amend applicable listing rules of the NYSE. The reasons for and circumstances that may trigger any such changes may vary widely and cannot be predicted. By way of example, the Fund may change the term structure or underlying components of the Benchmark in furtherance of the Fund’s investment objective of tracking the price of the specified commodities for future delivery if, due to market conditions, a potential or actual imposition of position limits by the CFTC or futures exchange rules, or the imposition of risk mitigation measures by a futures commission merchant restricts the ability of the Fund to invest in the current Benchmark Component Futures Contracts. Shareholders may experience losses on their investments in the Fund as a result of such changes.

3.
The Teucrium Agricultural Fund has added the following paragraphs under the heading “Operation of the Fund” in the section of the Fund’s prospectus entitled “Prospectus Summary” and under the heading “The Fund in General” in the section of the Fund’s prospectus entitled “The Offering”:

Consistent with applicable provisions of the Trust Agreement and Delaware law, the Fund has broad authority to make changes to the Fund’s operations. Consistent with this authority, the Fund, in its sole discretion and without shareholder approval or advance notice, may change its investment objective, Benchmark or investment strategies. The Fund has no current intention to make any such change, and any change is subject to applicable regulatory requirements, including, but not limited to, any requirement to amend applicable listing rules of the NYSE.

The reasons for and circumstances that may trigger any such changes may vary widely and cannot be predicted. However, by way of example, the Fund may change the weighting or underlying components of the Benchmark in furtherance of the Fund’s investment objective of tracking the combined daily performance of the Underlying Funds. This could be done for a variety of market conditions, including a potential or actual imposition of position limits by the CFTC or futures exchange rules, or the imposition of risk mitigation measures by a futures commission merchant restricts the ability of an Underlying Fund to invest in its current Benchmark Component Futures Contracts. The Fund and the applicable Underlying Fund would file a current report on Form 8-K and a prospectus supplement to describe any such change and the effective date of the change. Shareholders may modify their holdings of the Fund’s shares in response to any change by purchasing or selling Fund shares through their broker-dealer.

4.
The Teucrium Agricultural Fund has added the following risk factor under the heading “The Fund’s Operating Risks” in the section of the Fund’s prospectus entitled “What Are the Risk Factors Involved with an Investment in the Fund?”: :

The Fund may change its investment objective, benchmark or investment strategies at any time without shareholder approval or advance notice.

Consistent with its authority under the Trust Agreement and Delaware law, the Fund, in its sole discretion and without shareholder approval or advance notice, may change the Fund’s investment objective, Benchmark or investment strategies, subject to applicable regulatory requirements, including, but not limited to, any requirement to amend applicable listing rules of the NYSE. The reasons for and circumstances that may trigger any such changes may vary widely and cannot be predicted. By way of example, the Fund may change the weighting or underlying components of the Benchmark in furtherance of the Fund’s investment objective of tracking the combined daily performance of the Underlying Funds. This could be done for a variety of market conditions, including a potential or actual imposition of position limits by the CFTC or futures exchange rules, or the imposition of risk mitigation measures by a futures commission merchant restricts the ability of an Underlying Fund to invest in its current Benchmark Component Futures Contracts. Shareholders may experience losses on their investments in the Fund as a result of such changes.

5.
Effective October 16, 2020, Deutsche Bank Securities Inc. will terminate its agreement as an Authorized Purchaser for the Teucrium Funds.

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